Exhibit 99.1

Sanofi-aventis Announces Positive Top-line

Lixisenatide Phase III Results

Paris, France - February 2, 2011 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that lixisenatide once-daily achieved primary efficacy endpoint and fewer hypoglycemias vs. exenatide twice-daily.

The GetGoal-X Phase III study of lixisenatide, a once-daily GLP-1 receptor agonist, achieved its primary endpoint of non-inferiority in HbA1c reduction from baseline, compared with exenatide twice-daily. In addition, the initial results showed that significantly fewer people with type 2 diabetes treated with lixisenatide once-daily reported hypoglycemic events versus patients treated with exenatide. In the lixisenatide arm, three-fold fewer people reported symptomatic hypoglycemia than people who were on exenatide (2.5% vs 7.9%; p<0.05). Six-fold fewer hypoglycemia events were observed in patients on lixisenatide than those treated with exenatide (8 vs 48 events). Other endpoints were broadly consistent with what has been observed with other GLP-1 agonists.

The GetGoal-X clinical trial is a randomized, open-label, active-controlled, two-arm parallel-group, multicenter study, with a 24-week main treatment period. It compared the efficacy and safety of the two GLP-1 receptor agonists: once-daily lixisenatide vs. twice-daily exenatide as add-on therapy for people with type 2 diabetes whose condition is inadequately controlled by metformin. A total of 639 people were randomized to receive either lixisenatide or exenatide. Both groups received a stepwise increase in dose, up to a maximum daily dose of 20µg.

“GetGoal-X, the first head-to-head study comparing lixisenatide with another GLP-1, demonstrates the efficacy of lixisenatide once-daily in reducing HbA1c in people with type 2 diabetes and also shows a better hypoglycemia profile,” said Pierre Chancel, Senior Vice President, Global Diabetes, sanofi-aventis, “The lixisenatide clinical development program exemplifies our commitment to people with diabetes and our ambition to help them manage their condition more effectively.”

The full study findings will be presented at a medical congress.

About Lixisenatide (AVE 0010)

Lixisenatide, a glucagon-like peptide-1 agonist (GLP-1), is in development for the treatment of patients with type 2 diabetes mellitus. Lixisenatide was in-licensed from Zealand Pharma A/S (Copenhagen, Denmark), www.zealandpharma.com. The efficacy and safety of lixisenatide once-daily is being assessed in the GetGoal Phase III clinical trial program. The GetGoal clinical trial program started in May 2008 and has enrolled more than 4,500 patients. GetGoal-X is one of nine in the GetGoal Phase III study program, which involves more than 4300 people with diabetes. The enrollment of the eight other studies of the GetGoal Phase III program assessing efficacy and safety of lixisenatide in adult patients with type 2 diabetes mellitus treated with various oral anti-diabetic agents or insulin was completed at the end of 2009. The next results of the GetGoal Phase III program are expected to be released in Q2 2011.

About GLP-1 Receptor Agonists

GLP-1 is a naturally occurring peptide that is released within minutes of eating a meal. It is known to suppress glucagon secretion from pancreatic alpha cells and stimulate insulin secretion by pancreatic beta cells. GLP-1 receptor agonists are in development as an add-on treatment for type 2 diabetes and their use is endorsed by the EASD, the American Diabetes Association, the American Association of Clinical Endocrinologists and the American College of Endocrinology.

About the sanofi-aventis Diabetes Division

Sanofi-aventis strives to deliver innovative and integrated patient-focused solutions for people living with diabetes. The Company currently has insulin products that are also available in injection pens for people with type 1 or type 2 diabetes, as well as an oral, once-daily sulfonylurea treatment for type 2 diabetes. In order to provide comprehensive care in diabetes management, sanofi-aventis is also introducing devices such as innovative blood glucose monitoring systems. Investigational compounds in the pipeline include the potential first regenerative treatment for diabetes as well as a once-daily injectable GLP-1 agonist to be used alone, in combination with basal insulins, and/or in combination with oral anti-diabetic agents.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit www.sanofi-aventis.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Marisol Peron

Corporate Media Relations

Tel: +33 (0)1 53 77 45 02

Mobile: +33 (0)6 08 18 94 78

E-mail: marisol.peron@sanofi-aventis.com

Cornelia Schaeffer

Global Diabetes Division Communications

Tel: +49 69 305 22353

E-mail: cornelia Schaeffer@sanofi-aventis.com

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